Contact

www.linkedin.com/in/vimak9600 (LinkedIn)
www.royalcaridea.com (Company)
www.arizonadesertshrimp.com (Company)
www.salientpharmaceuticals.com (Other)

Top Skills

Microbiology
Infectious Diseases
Vaccines

Patents

Adduct having an acidic solution of sparingly-soluble group IIA complexes
Adduct having an acidic solution of sparingly-soluble group IIA complexes
Quaternary ammonium salts as microbe inhibitors
Highly acidic metalated organic acid as a food additive
Highly acidic metalated organic acid as a food additive

Maurice Kemp

Super Intensive Raceway Shrimp Farming Technology at Royal Caridea LLC
Litchfield Park, Arizona, United States

Summary

My background is multidisciplinary, with much of my career directed towards preventing microbial induced disease and/or development of pharmaceuticals to allevaite clinical symptoms or signs associated with a disease state. Most recently I have worked on the development of methods to detect pathogens and development of chemical methods to eliminate food- and airborne pathogens. Have also developed methods to inhibit mold and fungi associated with building products and partcipated interdiscplinary development of pharmaceutics for veterinary and medical applications

Experience

Royal Caridea LLC
13 years

Super Intensive Raceway Shrimp Farming Technology
2009 - Present (13 years)
Tucson, AZ

A new paradigm for land based shrimp production. Aquaculture is an efficient way to produce protein but current farming methods are neither sustainable nor practical outside the tropics. In addition, yields are maxed out because of a single phase production. Vertical shrimp farming dates to the 70s. R&D now makes it feasible. It is now possible to use a multi-phasic growth cycle that maintains biomass per square meter throughout grow-out cycle. Yields greater than 10-fold more than single phase methods are to be expected.

SIRSFT - Royal Caridea Presentation June 2018
2009 - 2017 (8 years)

https://www.youtube.com/watch?time_continue=1&v=08zvEoXO_Gc

Caridea International LLC
President

September 2010 - Present (12 years 2 months)

Mionix Corporation
Chief Technical Officer, Scientist
September 1996 - Present (26 years 2 months)

Mionix Corporation is dedicated to creating innovative and proprietary technology, products, and solutions for such diverse industries as food safety, facilities sanitation, agribusiness, and building materials to enhance the quality of life worldwide.

Inventor of Mionix's patented technology -- multi-industry and multi-application biocidal technology (U.S Patents: 7,323,436, 6,902,753, 6,881,424,6, 808,730. 6,572,908 and 6,436,891) forming the basis for a family of FDA and USDA approved formulations of Safe2O® brand products. Mionix products effectively inhibit microbial growth and substantially reduce pathogen contamination levels, thus making Mionix a leader in food safety.

Mionix building material applications are focused on providing builders with a variety of anti-mold treatments for building materials. Mionix first application is Mycotek. It is an EPA approved paperboard treatment for use as an fungicide that prevents mold growth.

Carrington Laboratories
Senior Research Scientist
January 1992 - July 1994 (2 years 7 months)

Directed studies assessing the antiviral and immunostimlatory effects of Carrington Laboratories acemannan compound. Participated in sales calls and represented technical position of company in numerous situations ranging from drug technology applications and to business assessment meetings.

Texas A&M University
Associate Professor of Microbiology and Parasitology
December 1985 - June 1992 (6 years 7 months)

Teaching and virologist dealing with Veterinary Diseases

University of Colorado Health Sciences Center
Director of Multiple Sclerosis Reasearch
1982 - 1985 (3 years)

Director of Multiple Sclerosis Reasearch (Rocky Mountain Multiple Sclerosis Center), Assistant Professor of Microbiology and Immunology, Assistant

Professor of Neurology, Staff Scientist Denver Veterans Administration Hospital. Characterized coronaviruses that were purported to be of human origin. Further defined animal model using viruses to induce demyelinating state.

Centers for Disease Control
Visting Research Scientist
August 1980 - December 1982 (2 years 5 months)

Respiratory virus research, epidemiology of viruses,

- cytomegalovirus in AIDS patients
- coronavirus structure
- classification of adenoviruses, restriction enzyme analysis of adenoviruses

Education

University of Mississippi Medical Center
Ph.D., Infctious Diseases (Medical Microbiology - Virology) · (1970 - 1975)

University of Alberta
B.S., Biochemeistry · (1966 - 1970)